WAYOUT KIDS INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaditied)

WayOut Kids Inc.
Balance Sheets

| | as of December 31, | |
	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ -	$ 530.00
Accounts Receivable	-	-
Inventory	-	-
Loans Receivable - related party	-	-
Prepaid expenses and other current assets	-	-
TOTAL CURRENT ASSETS	-	530
PROPERTY AND EQUIPMENT		
Property and equipment, net	-	-
OTHER ASSETS		
Intangible assets, net	-	-
Deposits	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ 530.00
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
Credit card payable	-	-
J Davis Loan	-	330
Accrued expenses	-	-
TOTAL CURRENT LIABILITIES	$ -	$ 330
TOTAL LIABILITIES	$ -	$ 330
SHAREHOLDERS' EQUITY		
Retained earnings	-	-
Common Stock (25,000,000 shares authorized, 2,000,000 shares issued and outstanding. $.0001 par value)	200	200
Total Shareholders' Equity	200	200
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 200	$ 530

WayOut Kids Inc.
Statement of Operations

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	$ -	$ -
OPERATING EXPENSES		
Advertising and Marketing	0	0
Bank Charges & Fees	0	0
Bonus and commission	0	0
Bookkeeper Expense	0	0
Contractor Expense	0	0
Depreciation expense	0	0
Dues & Subscriptions	0	0
Insurance expense	0	0
Internet/Web Hosting	0	0
IT Expense	0	0
Legal and Professional Fees	0	150
Licenses	0	180
Meals and Entertainment	0	0
Office Expense	0	0
Payroll Expense	0	0
Postage and delivery	0	0
Rent	0	0
Telephone, Telecommunications	0	0
Travel and Meetings	0	0
Utilities	0	0
TOTAL OPERATING EXPENSES	0	330
NET OPERATING LOSS	$ -	$ (330)
OTHER INCOME/(EXPENSE)		
Interest expense	0	0
Interest income	0	0
TOTAL OTHER INCOME/(EXPENSE)	$ -	$ -
NET INCOME (LOSS)	$ -	$ (330.00)

WayOut Kids Inc.
Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | Total |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	
BEGINNING BALANCE, DECEMBER 16, 2019 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	2,000,000	$ 200	-	$ -	-	-	$ 200
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	-	-
ENDING BALANCE, DECEMBER 31, 2020	2,000,000	$ 200	-	-	-	-	$ 200

WayOut Kids Inc.
Statement of Cash Flow

	2020	2019
Cash Flow from Operating Activities		
Net Income (Loss) For The Period	-	-
Adjustments to reconcile Net Income to net Cash		
provided by operating activities		
Depreciation expense	-	-
(Increase) decrease in assets:		
Accounts Receivable	-	-
Inventory	-	-
Prepaid expenses and other current assets	-	-
Security deposit	-	-
Intangible asset	-	
J Davis loan	-	330
(Increase) decrease in liabilities:	-	-
Accounts Payable	-	-
Credit cards Payable	-	-
Sales Tax Payable	-	-
Deferred Revenue	-	-
Accrued Expenses	-	-
Cash Used for Operating Activities	-	330
Cash Flows from Investing Activities	-	-
Cash used for Fixed Assets	-	-
Cash used for Intangible Assets	-	-
Cash Provided by (Used For) Investing Activities	**-**	**-**
Cash Flows from Financing Activities		
Cash provided by owner		
Issuance of common and preferred stock	-	200
Cash Provided by Financing Activities	-	200
Cash at Beginning of Year	**530**	**-**
NET INCREASE (DECREASE) IN CASH	**-**	**530**
Cash at End of Year	**530**	**530**

1.   **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of operations of WayOut Kids, Inc (WOKI). The financial statements only include information from inception (December 16, 2019) through December 31, 2020.

WOKI was incorporated in Washington State on December 16, 2019.

WOKI is headquartered in Tacoma WA.

Fiscal Year

WOKI operates on a December 31st year-end.

Basis of Accounting
The financial statements include the accounts of WOKI. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
WOKI has a limited operating history. WOKI's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the WOKI's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturns, local competition, or changes in consumer taste. These adverse conditions could affect the WOKI's financial condition and the results of its operations.

Cash and Cash Equivalents
WOKI considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, WOKI held no cash equivalents.

Accounts Receivable
WOKI's receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of WOKI's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1. **Summary of Significant Accounting Policies (continued)**

WOKI evaluates the collectability of accounts receivable on a customer-by-customer basis. WOKI records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount we believe will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, WOKI has no receivables and no allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, there is no inventory related to finished goods and no balance related to work in progress.

Intangible Assets
WOKI has recorded $530 in intangible assets at cost. The intangible assets consist of state registration and attorney fees related to incorporation. Costs are amortized over the useful life of the fees.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. WOKI reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
WOKI applies all applicable Internal Revenue Service regulations. Income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in tax assets and liabilities. Current tax regulations also provide criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions.

WOKI is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. WOKI sustained a small net operating loss during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, we may elect

1.   Summary of Significant Accounting Policies (continued)

to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely.

WOKI is subject to annual report filing requirements in Washington State.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of WOKI. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for
                  identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable
                  in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market
activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates will be based on certain market assumptions and pertinent information available to management as of Inception.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution chosen will be financially sound, and the risk of loss is low.

Revenue Recognition

WOKI recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Advertising Expenses
WOKI expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. There were no research and development costs as of December 31, 2020.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of WOKI. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets, and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
WOKI accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. WOKI has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by WOKI may have an intrinsic value of $0.

WOKI will measure compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value will be measured at the value of WOKI's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncement
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard replaces most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities is

New Accounting Pronouncement (continued)

effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.

2. Commitments and Contingencies

WOKI is not currently involved with and does not know of any pending or threatening litigation against it.

3. Property and Equipment

There was no property and equipment at December 31, 2020.

4. Loans Receivable – Related Parties

WOKI has not provided any loans to related parties as of December 31, 2020.

5. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that WOKI has authority to issue is twenty-five million (25,000,000), $0.0001 par value per share. As of December 31, 2020, no shares had been issued.

Preferred Stock
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is five million (5,000,000), $0.0001 par value per share. As of December 31, 2020, no shares had been issued.

6. Subsequent Events

WOKI has evaluated subsequent events through March 12, 2020, the date through which the financial statements were to be issued. It has been determined that no events require additional disclosure.